UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ** )*

ENERGY TRANSFER EQUITY, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

29273V100

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,734,978
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,734,978
(11)	Aggregate amount beneficially owned by each reporting person 6,734,978
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 3.0% (based on the 222,972,708 Common Units reported by the Issuer as outstanding as of November 2, 2011)
(14)	Type of reporting person IN

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person IN

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with[1]	(7)	Sole voting power 14,000
	(8)	Shared voting power 180,100
	(9)	Sole dispositive power 14,000
	(10)	Shared dispositive power 180,100
(11)	Aggregate amount beneficially owned by each reporting person 194,100[1]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) Less than 1%
(14)	Type of reporting person OO – estate

[1]

Excludes all Common Units beneficially owned by the Dan Duncan LLC Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person OO – limited liability company

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC) 13-4297068
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person OO - limited liability company

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person PN

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person CO

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person OO - limited liability company

CUSIP No. 29273V100

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise ETE LLC 76-0568219
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,540,878
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,540,878
(11)	Aggregate amount beneficially owned by each reporting person 6,540,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐ N/A
(13)	Percent of class represented by amount in Row (11) 2.9%
(14)	Type of reporting person OO - limited liability company

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common units (the “Common Units”) representing limited partner interests in Energy Transfer Equity, L.P., a Delaware limited partnership (the “Issuer” or “ETE”), whose principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219.

This Schedule 13D/A represents:

(i)	Amendment No. 7 to the Schedule 13D originally filed by certain reporting persons with the Commission on May 17, 2007, as amended by Amendment No. 1 thereto, filed May 18, 2010, as further amended by Amendment No. 2 thereto, filed December 7, 2010, as further amended by Amendment No. 3 thereto, filed May 26, 2011, as further amended by Amendment No. 4 thereto, filed July 11, 2011, as further amended by Amendment No. 5 thereto, filed July 25, 2011, and as further amended by Amendment No. 6 thereto, filed January 3, 2012 (the “Original Schedule 13D”);

(ii)	Amendment No. 7 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed May 18, 2010, as further amended by Amendment No. 2 thereto, filed December 7, 2010, as further amended by Amendment No. 3 thereto, filed May 26, 2011, as further amended by Amendment No. 4 thereto, filed July 11, 2011, as further amended by Amendment No. 5 thereto, filed July 25, 2011, and as further amended by Amendment No. 6 thereto, filed January 3, 2012 (the “Duncan Trustee 13D”);

(iii)	Amendment No. 6 to the Schedule 13D filed by other reporting persons with the Commission on May 18, 2010, as amended by Amendment No. 1 thereto, filed December 7, 2010, as further amended by Amendment No. 2 thereto, filed May 26, 2011, as further amended by Amendment No. 3 thereto, filed July 11, 2011, as further amended by Amendment No. 4 thereto, filed July 25, 2011, and as further amended by Amendment No. 5 thereto, filed January 3, 2012 (the “Estate 13D”); and

(iv)	Amendment No. 5 to the Schedule 13D filed by other reporting persons with the Commission on December 7, 2010 following the merger of Enterprise GP Holdings L.P. (“EPE”) with a subsidiary of Enterprise Products Partners L.P., as amended by Amendment No. 1 thereto, filed May 26, 2011, as further amended by Amendment No. 2 thereto, filed July 11, 2011, as further amended by Amendment No. 3 thereto, filed July 25, 2011, and as further amended by Amendment No. 4 thereto, filed January 3, 2012 (the “Enterprise Products 13D”).

Item 2. Identity and Background.

Item 2 of each of the Original Schedule 13D, the Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(iii)	the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”);

(iv)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(v)	Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (“EPD GP”);

(vi)	Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”);

(vii)	Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”);

(viii)	Enterprise Products Operating LLC, a Texas limited liability company (“EPO”); and

(ix)	Enterprise ETE LLC, a Delaware limited liability company and successor by merger to Enterprise GP Holdings L.P. (“Enterprise ETE,” and together with Ms. Williams, the DD LLC Trustees, the Estate, DD LLC, EPD GP, EPD, OLPGP and EPO, the “Reporting Persons”) to amend the Original Schedule 13D, Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D.

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D, the Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D, as applicable.

Ms. Williams is a voting trustee of the DD LLC Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of Enterprise Products Company, a Texas corporation, formerly named EPCO, Inc. (“EPCO”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are Ms. Williams, Dr. Cunningham and Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Dr. Cunningham is currently the Chairman and a Director of EPD GP, which is the general partner of EPD. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently a Director of EPD GP, the Chief Executive Officer, President and a Director of EPCO, and Executive Vice President, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.

DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC also owns 100% of the membership interests in DFI Holdings LLC, a Delaware limited liability company (“DFI Holdings”), the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership and general partner interests (as applicable) in (i) EPD GP, (ii) EPD, (iii) DFI Holdings and (iv) other personal investments of Dan L. Duncan now economically owned by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD GP owns a non-economic general partner interest in EPD. EPD GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPO is an indirect wholly owned subsidiary of EPD and owns 100% of the membership interests in Enterprise ETE. EPO’s principal business includes: natural gas gathering, treating, processing, transportation and storage; NGL fractionation, transportation, storage and import and export terminaling; crude oil and refined products transportation; offshore production platforms; petroleum transportation and services; and a marine business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. EPO’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Enterprise ETE has no independent operations, and its current principal function is to directly hold Common Units. Enterprise ETE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPD GP, the managers and executive officers of DD LLC and the directors and executive officers of OLPGP and Enterprise ETE (collectively, the “Listed Persons”). There are no directors, managers or executive officers for EPD, which is managed by its general partner, EPD GP. There are no directors, managers or executive officers of EPO, which is managed by its sole manager, OLPGP.

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of each of the Original Schedule 13D, the Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D is hereby amended to add the following paragraph:

As previously reported, on December 23, 2011, pursuant to the ETE Common Unit Purchase Agreement dated as of December 23, 2011 by and among EPD, Enterprise ETE and the Purchasers named therein (the “December Purchase Agreement”), EPD and Enterprise ETE agreed to sell 22,762,636 Common Units to certain purchasers in a private sale (the “Sale”). The Sale was consummated on January 18, 2012, as of which time Enterprise ETE directly owns 6,540,878 Common Units, or 2.9% of the outstanding Common Units, based on the 222,972,708 Common Units reported by the Issuer as outstanding as of November 2, 2011. As of the consummation of the Sale on January 18, 2012, each of the Reporting Persons ceased to be a beneficial owner of 5% of the Issuer’s outstanding Common Units.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in Item 4 below.

Item 4. Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D, the Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D is hereby amended to add the following paragraph:

The description of the Sale set forth in Item 3 above is hereby incorporated by reference in its entirety into this Item 4.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interests in Securities of the Issuer.

Item 5 of each of the Original Schedule 13D, Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of the 6,734,978 Common Units representing approximately 3.0% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the 6,734,978 Common Units consisting of (i) the 6,540,878 Common Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, and (ii) the 194,100 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 6,540,878 Common Units beneficially owned by DD LLC, representing approximately 2.9% of the outstanding Common Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.

As set forth herein, the Estate and the Executors collectively have beneficial ownership over 194,100 Common Units beneficially owned by the Estate, representing less than 1% of the outstanding Common Units. The Common Units beneficially owned, and voting and dispositive power related to these Common Units, consists of (i) sole voting and dispositive power over the 14,000 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the 180,100 Common Units owned directly by DD Securities LLC, of which the Estate is the sole member.

The Estate is also the beneficial owner of 50.427% of the voting stock of EPCO held of record collectively by the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”). The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. Under the EPCO Trust Agreement, the voting trustees consist of up to three trustees. The current EPCO Trustees are Ms. Williams, Dr. Cunningham and Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. EPCO Holdings, Inc. (“EPCO Holdings”) is a wholly owned subsidiary of EPCO. Duncan Family Interests, Inc. (“DFI”) is a wholly owned subsidiary of EPCO Holdings. As of November 30, 2011, DFI owned 30% of the limited partner interests in EPD. EPD currently beneficially owns 6,540,878 Common Units.

Enterprise ETE holds directly 6,540,878 Common Units. EPO is the sole member of Enterprise ETE. EPO is owed 99.999% by EPD and 0.001% by OLPGP, which is EPO’s sole manager. EPD owns all of the equity interests in OLPGP. EPD GP is the general partner of EPD. DD LLC owns 100% of the membership interests in, and is the sole member of EPD GP. DD LLC also owns 100% of the membership interests in, and is a 4% limited partner of DFI GP Holdings. The Estate is the economic owner of the member interests in DD LLC. Enterprise ETE currently owns 6,540,878 Common Units, or 2.9% of the outstanding Common Units. Enterprise ETE has no independent operations, and its current principal functions are to directly hold equity interests in the Issuer.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of January 18, 2012, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 222,972,708 Common Units reported by the Issuer as outstanding as of November 2, 2011.

(c) Except as otherwise set forth herein or as otherwise reported by the Reporting Persons on Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Units on January 18, 2012.

Item 7. Material to be Filed as Exhibits.

Item 7 of each of the Original Schedule 13D, the Duncan Trustee 13D, the Estate 13D and the Enterprise Products 13D is hereby amended and restated to read in its entirety as follows:

99.1	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Natural Gas Partners VI, L.P., Ray C. Davis, Avatar Holdings, LLC, Avatar Investments, LP, Lon Kile, MHT Properties, Ltd., P. Brian Smith Holdings, LP., and LE GP, LLC (incorporated by reference to Exhibit 10.1 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.2	Unitholder Rights and Restrictions Agreement, dated May 7, 2007, by and among Energy Transfer Equity, L.P., Enterprise GP Holdings L.P., Ray C. Davis and Natural Gas Partners VI, L.P. (incorporated by reference to Exhibit 10.3 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.3	Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3 to ETE’s Form S-1 (File No. 333-128097) filed on January 23, 2006).

99.4	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.1 to ETE’s Form 10-K (File No. 1-32740) filed on August 31, 2006).

99.5	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 3.3.2 to ETE’s Form 8-K (File No. 1-32740) filed on November 13, 2007).

99.6	Joint Filing Agreement among the Reporting Persons dated December 7, 2010 (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed on December 7, 2010).

99.7	ETE Common Unit Purchase Agreement dated as of May 22, 2011 by and among Enterprise Products Partners L.P., Enterprise ETE LLC and the Purchasers named therein (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed on May 26, 2011).

99.8	ETE Common Unit Purchase Agreement dated as of July 6, 2011 by and between Enterprise ETE LLC and Kelcy Warren Partners, L.P. (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed on July 11, 2011).

99.9	ETE Common Unit Purchase Agreement dated as of July 20, 2011 by and among Enterprise Products Partners L.P., Enterprise ETE LLC and the Purchasers named therein (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed on July 25, 2011).

99.10	ETE Common Unit Purchase Agreement dated as of December 23, 2011 by and among Enterprise Products Partners L.P., Enterprise ETE LLC and the Purchasers named therein (incorporated by reference to Exhibit 99.10 to the Schedule 13D/A filed on January 3, 2012).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2012	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: January 20, 2012	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The ESTATE of DAN L. DUNCAN

	By:	(1)(2)(3)

Dated: January 20, 2012	DAN DUNCAN LLC

	By:	(3)

(1)	/s/ Randa Duncan Williams
Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

(3)	/s/ Richard H. Bachmann
Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; Independent Co-Executor of the Estate of Dan L. Duncan; and President and Chief Executive Officer of Dan Duncan LLC.

Dated: January 20, 2012

ENTERPRISE PRODUCTS HOLDINGS LLC

ENTERPRISE PRODUCTS PARTNERS L.P.

      By: Enterprise Products Holdings LLC

ENTERPRISE PRODUCTS OLPGP, INC.

ENTERPRISE PRODUCTS OPERATING LLC

      By: Enterprise Products OLPGP, Inc.

ENTERPRISE ETE LLC

By: /s/ W. Randall Fowler

      W. Randall Fowler

      Executive Vice President and Chief Financial Officer

APPENDIX A

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC	Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager	Chairman and Director of EPCO Director of EPD GP

Richard H. Bachmann	President, Chief Executive Officer and Manager	Director, President and Chief Executive Officer of EPCO Director of EPD GP

Ralph S. Cunningham	Executive Vice President and Manager	Vice Chairman and Director of EPCO Chairman and Director of EPD GP

W. Randall Fowler	Executive Vice President and Chief Financial Officer	Vice Chairman and Chief Financial Officer of EPCO Director, Executive Vice President and Chief Financial Officer of each of EPD GP, OLPGP and Enterprise ETE

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS HOLDINGS LLC

Directors and Officers of Enterprise Products Holdings LLC (“EPD GP”), the general partner of Enterprise Products Partners L.P. (“EPD”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each manager and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP	Other Present Principal Occupation

Randa Duncan Williams	Director	Chairman and Director of EPCO Chairman and Manager of DD LLC

Michael A. Creel	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of each of OLPGP and Enterprise ETE

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer

Vice Chairman and Chief Financial Officer of EPCO

Executive Vice President and Chief Financial Officer of DD LLC

Director, Executive Vice President and Chief Financial Officer of each of OLPGP and Enterprise ETE

A. James Teague	Director, Executive Vice President and Chief Operating Officer	Director, Executive Vice President and Chief Operating Officer of OLPGP Executive Vice President and Chief Operating Officer of Enterprise ETE

Ralph S. Cunningham	Chairman and Director	Vice Chairman and Director of EPCO Executive Vice President and Manager of DD LLC

Richard H. Bachmann	Director	Director, President and Chief Executive Officer of EPCO President, Chief Executive Officer and Manager of DD LLC

Thurman Andress	Director

E. William Barnett	Director

Larry J. Casey	Director

Charles E. McMahen	Director

Rex C. Ross	Director

Appendix A - 2

Edwin E. Smith	Director

Richard S. Snell	Director

William Ordemann	Executive Vice President	Executive Vice President of each of OLPGP and Enterprise ETE

Appendix A - 3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS OLPGP, INC.

Managers and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with EPO and the present principal occupation or employment of each manager and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP	Other Present Principal Occupation

Michael A. Creel	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of each of EPD GP and Enterprise ETE

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer

Vice Chairman and Chief Financial Officer of EPCO

Executive Vice President and Chief Financial Officer of DD LLC

Director, Executive Vice President and Chief Financial Officer of each of EPD GP and Enterprise ETE

A. James Teague	Director, Executive Vice President and Chief Operating Officer	Director, Executive Vice President and Chief Operating Officer of EPD GP Executive Vice President and Chief Operating Officer of Enterprise ETE

William Ordemann	Executive Vice President	Executive Vice President of each of EPD GP and Enterprise ETE

Appendix A - 4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE ETE LLC

Directors and Executive Officers of Enterprise ETE LLC (“Enterprise ETE”). Set forth below is the name, current business address, citizenship, position with Enterprise ETE and the present principal occupation or employment of each director and executive officer of Enterprise ETE. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Enterprise ETE	Other Present Principal Occupation

Michael A. Creel	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of each of EPD GP and OLPGP
W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer

Vice Chairman and Chief Financial Officer of EPCO

Executive Vice President and Chief Financial Officer of DD LLC

Director, Executive Vice President and Chief Financial Officer of each of EPD GP and OLPGP

A. James Teague	Executive Vice President and Chief Operating Officer	Director, Executive Vice President and Chief Operating Officer of each of EPD GP and OLPGP

William Ordemann	Executive Vice President	Executive Vice President of each of EPD GP and OLPGP

Appendix A - 5